620 Freedom Business Center

Suite 200

P. O. Box 62330

King of Prussia, PA 19406

(610) 205-6000 Fax (610) 337-4374

www.stevenslee.com

October 26, 2009

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Phone: (202) 551-3658

Fax: (202) 772-9217

Re:	Eastern Insurance Holdings, Inc.

Form 10-K for Fiscal year Ended December 31, 2008,

Filed on March 13, 2009

Definitive Proxy Statement filed April 10, 2009

File No. 001-32899

Dear Mr. Rosenberg:

We are writing on behalf of Eastern Insurance Holdings, Inc. (“EIHI” or the “Company”) in response to the Staff’s verbal correspondence on October 13, 2009 relating to the Company’s 2008 Form 10-K (“Form 10-K”) and its 2009 Proxy Statement (“Proxy Statement”). We appreciate the Staff’s review of, and comments to, the Form 10-K and Proxy Statement. Set forth below are the Staff’s numbered comments and the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Reserves for Unpaid Loss Adjustments, and LAE, page 37

1.

Please revise your proposed disclosure to our prior Comment 1 to address the reasons the favorable/unfavorable development for the entire reserve for unpaid loss adjustments and LAE, not just the workers’ compensation segment. For example, the table provided by year

U.S. Securities and Exchange Commission

Division of Corporate Finance

October 26, 2009

should be provided for each segment such that the entire incurred relating to prior year reserves for unpaid loss adjustments and LAE as explained. Please confirm that in future filings this information will reconcile to the incurred related to the prior year of $15,009, $(6,189) and $(5,296) for the years ended December 31, 2008, 2007 and 2006, respectively, provided in note 12.

Response:

The following additional disclosure information will be included in the Company’s future Form 10-K filings, beginning with the year ended December 31, 2009.

Proposed Additional Disclosure:

For the years ended December 31, 2008, 2007 and 2006, the Company increased / (decreased) its reserves for unpaid losses and LAE, including the accretion of prior period discount on its workers’ compensation insurance and segregated portfolio cell reinsurance reserves for unpaid losses and LAE, by the following amounts by accident year (in thousands):

	2008	2007	2006
Workers’ compensation insurance	$(1,775)	$(7,611)	$(1,727)
Segregated portfolio cell reinsurance	(1,480)	(2,461)	(1,900)
Specialty reinsurance	19,257	4,844	894

Subtotal	16,002	(5,228)	(2,733)
Group benefits insurance	(993)	(961)	(2,563)

Total	$15,009	$(6,189)	$(5,296)

U.S. Securities and Exchange Commission

Division of Corporate Finance

October 26, 2009

Workers’ Compensation Insurance

For the years ended December 31, 2008, 2007 and 2006, the Company increased/(decreased) the workers’ compensation insurance reserves for unpaid losses and LAE by the following amounts by accident year (in thousands):

Accident Year	2008	2007	2006
2007	$(1,203)	$—	$—
2006	(400)	(2,048)	—
2005	(650)	(3,400)	(1,500)
2004	(200)	(1,700)	(550)
2003	(100)	(750)	—
2002	—	(500)	—
2001	—	—	—
2000	(150)	—	—

Total before discount accretion	(2,703)	(8,398)	(2,050)
Discount accretion	928	787	323

Total	$(1,775)	$(7,611)	$(1,727)

For the year ended December 31, 2008, we recognized net favorable development on prior accident year workers’ compensation loss reserves of $2.7 million, representing 6.3% of our estimated workers’ compensation net loss reserves at December 31, 2007 and 4.1% of our workers’ compensation net premiums earned for the year ended December 31, 2008. The favorable development arose mostly from accident years 2006 and 2007, and resulted from actual loss development being somewhat lower than the Company had expected based on its historical loss development experience. These accident years had less development than expected based on the Company’s historical loss development patterns, reflecting continued improvements in loss mitigation and underwriting, which we describe in more detail below.

For the year ended December 31, 2007, we recognized net favorable development on prior accident year workers’ compensation loss reserves of $8.4 million, representing 20.1% of our estimated workers’ compensation net loss reserves at December 31, 2006 and 14.9% of our workers’ compensation net premiums earned for the year ended December 31, 2007. The favorable development arose mostly from accident years 2004, 2005 and 2006, and resulted from actual loss development being less than the Company had expected based on its historical loss development experience. The loss development factors used by the Company to determine its workers’ compensation loss reserves at December 31, 2006, were based on its loss development history at that time. During 2007, the Company’s favorable loss development relative to its historical experience was driven by favorable effects from its loss mitigation efforts, which include greater availability and use of employers’ return to work programs, an improved economy relative to the historical experience of the Company, and significant claim settlements during 2007 at amounts less than reserves previously established.

For the period from June 16, 2006 to December 31, 2006, we recognized net favorable development on prior accident year workers’ compensation loss reserves of $2.1 million, representing 5.8% of our estimated workers’ compensation net loss reserves at December 31, 2005 and 8.5% of our workers’

U.S. Securities and Exchange Commission

Division of Corporate Finance

October 26, 2009

compensation net premiums earned for the period from June 16, 2006 to December 31, 2006. The favorable development arose mostly from accident years 2005 and 2004, and resulted from actual loss development being somewhat lower than the Company had expected based on its historical loss development experience. The loss development factors in the Company’s 2006 estimate of its workers’ compensation loss reserves largely reflected difficulty returning injured workers back to employment due to unfavorable economic conditions, which was representative of the Company’s experience in prior accident years. Favorable economic conditions in the Company’s underwriting territories during 2006 and more effective return to work controls resulted in favorable development on prior accident years during 2006.

Segregated Portfolio Cell Reinsurance

For the years ended December 31, 2008, 2007 and 2006, the Company increased/(decreased) the segregated portfolio cell reinsurance reserves for unpaid losses and LAE by the following amounts by accident year (in thousands):

Accident Year	2008	2007	2006
2007	$(1,011)	$—	$—
2006	(1,023)	(2,404)	—
2005	402	(901)	(2,048)
2004	(232)	135	106
2003	(47)	(56)	(286)
2002	(26)	84	227
2001	(27)	73	4
2000 and prior	4	46	(91)

Total before discount accretion	(1,960)	(3,023)	(2,088)
Discount accretion	480	562	188

Total	$(1,480)	$(2,461)	$(1,900)

The Company estimates and records reserves for its segregated portfolio cell reinsurance segment in the same manner as for its workers’ compensation insurance segment. Furthermore, the Company’s underwriting, claim administration and risk management services are consistent between its workers’ compensation insurance and segregated portfolio cell reinsurance segments. This is because the segregated portfolio cell and workers’ compensation segments derive their books of business from the same general business demographics and geography.

For the year ended December 31, 2008, we recognized net favorable development on prior accident year segregated portfolio cell reinsurance loss reserves of $2.0 million, representing 9.4% of our estimated segregated portfolio cell reinsurance net loss reserves at December 31, 2007 and 8.4% of our segregated portfolio cell reinsurance net premiums earned for the year ended December 31, 2008. The favorable development arose mostly from accident years 2006 and 2007, and resulted from actual

U.S. Securities and Exchange Commission

Division of Corporate Finance

October 26, 2009

loss development being somewhat lower than the Company had expected based on its historical loss development experience. These accident years had less development than expected based on the Company’s historical loss development patterns, reflecting continued improvements in loss mitigation and underwriting, which we describe in more detail below.

For the year ended December 31, 2007, we recognized net favorable development on prior accident year segregated portfolio cell reinsurance loss reserves of $3.0 million, representing 14.3% of our estimated segregated portfolio cell reinsurance net loss reserves at December 31, 2006 and 13.2% of our workers’ compensation net premiums earned for the year ended December 31, 2007. The favorable development arose mostly from accident years 2005 and 2006, and resulted from actual loss development being less than the Company had expected based on its historical loss development experience. The loss development factors used by the Company to determine its segregated portfolio cell reinsurance loss reserves at December 31, 2006, were based on its loss development history at that time. During 2007, the Company’s favorable loss development relative to its historical experience was driven by favorable effects from its loss mitigation efforts, which include greater availability and use of employers’ return to work programs, an improved economy relative to the historical experience of the Company, and significant claim settlements during 2007 at amounts less than previously established.

For the period from June 16, 2006 to December 31, 2006, we recognized net favorable development on prior accident year segregated portfolio cell reinsurance loss reserves of $2.1 million, representing 10.7% of our estimated segregated portfolio cell reinsurance net loss reserves at December 31, 2005 and 17.8% of our segregated portfolio cell reinsurance net premiums earned for the period from June 16, 2006 to December 31, 2006. The favorable development arose mostly from accident year 2005, and resulted from actual loss development being somewhat lower than the Company had expected based on its historical loss development experience. The loss development factors in the Company’s 2006 estimate of its workers’ compensation loss reserves largely reflected difficulty returning injured workers back to employment due to unfavorable economic conditions, which was representative of the Company’s experience in prior accident years. Favorable economic conditions in the Company’s underwriting territories during 2006 and more effective return to work controls resulted in favorable development on prior accident years during 2006.

Run-Off Specialty Reinsurance

For the years ended December 31, 2008, 2007 and 2006, the Company increased/(decreased) the specialty reinsurance reserves for unpaid losses and LAE by the following amounts by accident year (in thousands):

Accident Year	2008	2007	2006
2007	$7,227	$—	$—
2006	4,088	423	—
2005	3,296	755	257
2004	1,357	859	240
2003	1,430	998	140
2002	783	1,891	192
2001	565	829	129
2000 and prior	513	(911)	(64)

	$19,257	$4,844	$894

U.S. Securities and Exchange Commission

Division of Corporate Finance

October 26, 2009

For the year ended December 31, 2008, we recognized net unfavorable development on prior accident year specialty reinsurance loss reserves of $19.3 million, representing 77.2% of our estimated specialty reinsurance net loss reserves at December 31, 2007. The unfavorable development arose mostly from accident years 2005, 2006 and 2007, and was the result of a significant increase in reported losses from the ceding company. The Company receives quarterly loss statements from the ceding company. The statements received for the fourth quarter of 2008 indicated reported losses much greater than we had observed in the past. As we incorporated these reported losses into our quarterly actuarial review, we also considered input from our annual claims audit, which was completed in January 2009. During our claims audit, we found that the increase in losses reported by the ceding company was primarily attributable to adverse loss trends emerging in calendar year 2008 from prior accident years. We also identified the primary factors that contributed to the increased losses reported to the Company. Those factors include 1) an improvement in the ceding company’s ability to estimate loss costs earlier in the claims process, including the receipt of damage estimates from contractors and consultants, 2) states becoming more aggressive in requiring quicker, more extensive clean-up and an increase in construction costs related to the clean-up, and 3) courts limiting the ability of insurance companies to enforce coverage limitations as the courts became more interested in an expeditious clean up due to environmental concerns. Based on the results of our claims audit, we updated our quarterly actuarial analysis as of December 31, 2008 to reflect higher loss development factors than we had previously applied to the reported loss data, which was previously based on the Company’s historical loss experience and industry loss development statistics.

For the year ended December 31, 2007, we recognized net unfavorable development on prior accident year specialty reinsurance loss reserves of $4.8 million, representing 24.6% of our estimated specialty reinsurance net loss reserves at December 31, 2006. The unfavorable development arose mostly from accident years 2001, 2002, 2003, 2004 and 2005, and resulted from an increase in reported losses from the ceding company primarily related to the EIA liability product.

For the period from June 16, 2006 to December 31, 2006, we recognized net unfavorable development on prior accident year specialty reinsurance loss reserves of $894,000 representing 6.0%

U.S. Securities and Exchange Commission

Division of Corporate Finance

October 26, 2009

of our estimated specialty reinsurance net loss reserves at December 31, 2005. The unfavorable development arose mostly from accident years 2005 and 2004, and resulted from an increase in reported losses from the ceding company.

Group Benefits Insurance

The group benefits insurance segment increased / (decreased) its reserves for unpaid loss and LAE by $993,000, $961,000 and $2.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Favorable development in the dental and short-term disability lines of business represented 61.7%, 73.9% and 43.8% of the total decrease in reserves of the group benefits segment for unpaid loss and LAE in 2008, 2007 and 2006. The favorable development in the dental and short-term disability lines reflects better than expected claim experience related to the prior accident year. Due to the short-term nature of the dental and short-term disability business, there is minimal, if any, reserve development on reserves established more than 24 months prior to the balance sheet date.

Reserve development in the long-term disability line reflects changes in prior year claim reserves, which are valued using the 1987 Commissioners Group Disability Table. For the years ended December 31, 2008, 2007 and 2006, the Company increased / (decreased) group benefits insurance reserves for unpaid losses and LAE related to its long-term disability product by $5,000, $(286,000) and $(951,000), respectively.

Reserve development in the term life line reflects the difference between the estimated IBNR as of the prior balance sheet date and claims reported in the current year for which the date of death or dismemberment occurred in the prior year. Due to the nature of term life claims, there is minimal, if any, reported claims for which the date of death or dismemberment is more than 24 months prior to the balance sheet date. For the years ended December 31, 2008, 2007 and 2006, the Company increased / (decreased) group benefits insurance reserves for unpaid losses and LAE related to its term life product by $(265,000), $(175,000) and $(534,000), respectively.

U.S. Securities and Exchange Commission

Division of Corporate Finance

October 26, 2009

We hope that the foregoing has been responsive to the Staff’s comments. As you have requested, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to such filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Company also acknowledges the other statements made in your letter. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (610) 205-6029.

Very truly yours,

STEVENS & LEE

/s/ John D. Talbot

John D. Talbot

cc: Kevin M. Shook, Chief Financial Officer, Eastern Insurance Holdings, Inc. (via facsimile)